UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

GEOGLOBAL RESOURCES INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

37249T109
(CUSIP Number)

Carla Boland
SUITE 310, 605 - 1 STREET SW
CALGARY, ALBERTA
CANADA  T2P 3S9
(403) 777-9250
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 37249T109

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):
Jean Paul Roy (S.S. or I.R.S. Identification Nos. of person not required).

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [    ]
(b) [ X ]

3.           SEC Use Only

4.           Source of Funds (See Instructions):
OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):   [  ]

6.           Citizenship or Place of Organization:
Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	32,846,000
	8.	Shared Voting Power:	0
	9.	Sole Dispositive Power:	32,846,000
	10.	Shared Dispositive Power:	0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:
32,846,000

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  [  ]

13.           Percent of Class Represented by Amount in Row (11):
44.8%

14.           Type of Reporting Person (See Instructions):
IN

ITEM 1.   SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of GeoGlobal Resources Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at Suite 310, 605 – 1 Street SW, Calgary, Alberta, Canada T2P 3S9.

ITEM 2.   IDENTITY AND BACKGROUND.

This Statement is being filed by Jean Paul Roy who is a citizen of Canada and a resident of Guatemala with a residence address at Lot #5, Tetuan Residencias, Camino a San Antonio Aguas Calientas,  Antigua Guatemala, Sacatepecuez, Guatemala and a business address at Suite 310, 605 - 1 Street SW, Calgary, Alberta, Canada T2P 3S9.

Mr. Roy is a director, President and CEO of the Company.  The Company’s registered office is located at Suite 310, 605 - 1 Street SW, Calgary, Alberta, Canada T2P 3S9

Mr. Roy has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Mr. Roy is the record and beneficial owner of 32,846,000 shares of Common Stock (which includes 500,000 common shares deemed to be issued and outstanding upon exercise of options).  This number represents approximately 44.8% of the issued and outstanding shares of Common Stock, based on 73,305,756 shares issued and outstanding as of September 2, 2008 (which also includes 500,000 common shares deemed to be issued and outstanding upon exercise of options).

(b) Mr. Roy has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

(c) On September 2, 2008, Mr. Roy entered into a Share Purchase Agreement with Primary Corp. whereby he agreed to sell on the closing date in a private, negotiated transaction 375,000 shares of the Company’s common stock at a price of $3.00 per share.  The closing of the sale is to occur seven (7) days after the filing by Mr. Roy with the required Canadian securities regulatory authorities of a Form 45-102F1, Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102.  Mr. Allan Kent, Executive Vice President, Chief Financial Officer and a Director of the Company, is also a party to the agreement with respect to his sale of an aggregate of 375,000 shares by him at a price of $3.00 per share to Primary Corp., of which 270,000 shares were sold at an initial closing on September 2, 2008 and the balance will be sold concurrently with the sale of Mr. Roy’s shares.

Also on September 2, 2008, Mr. Roy, along with Mr. Kent, entered into an agreement with Primary whereby they agreed, on the date of Mr. Kent’s initial closing under the Share Purchase Agreement described above, to deliver to Primary Corp. 105,000 shares of Common Stock on September 2, 2008 and at the closing of the sale of Mr. Roy’s shares, a total of 600,000 shares of Company common stock to secure the performance of an indemnity against loss on Primary’s purchase of the shares of common stock of the Company from Messrs. Roy and Kent as further described in Item 6 below.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Share Purchase Agreement entered into by Mr. Roy, together with Mr. Kent, provides that such persons will indemnify Primary Corp. against a loss of  its investment in the shares it purchased plus an agreed return on its investment in the event that, during the period commencing six months and one day after the respective initial and subsequent closing dates of Primary Corp.’s purchase of the shares through the date seven months after such closing dates, Primary Corp. elects to sell the shares through the facilities of the American Stock Exchange or otherwise and the sum of (a) the greater of (i) the gross proceeds received by Primary Corp. from the sale of such shares during such period and (ii) the Fair Market Value, as defined, of the shares sold during such period and (b) the Fair Market Value of any such shares unsold on the dates seven months after such closing dates is less than certain stipulated sums, Messrs. Roy and Kent will indemnify Primary Corp. against such deficiency.  The aggregate amounts subject to indemnification with respect to the 270,000 shares sold at the first closing is $953,370 and with respect to the 480,000 shares sold at the second closing is $1,694,880.  If Primary Corp. is prevented from selling such shares because the Company is not in compliance with Rule 144(c)(i) [the availability of current public information], adopted under the Securities Act of 1933, as amended, the period during which Primary Corp. is indemnified in connection with its re-sale of the shares is extended to one month following the date on which the Company completes the filings and the amount of the deficiency as to which Primary Corp. is entitled to indemnification is increased.  Fair Market Value is defined in the Share Purchase Agreement as the actual gross sale price received by Primary Corp. from sales of shares on the American Stock Exchange, provided the shares are sold in a reasonably prudent and businesslike manner, and as to any shares not sold on the Exchange, including any shares unsold at the end of the seven-month period, the closing price of the Company’s common stock on the business day immediately preceding Primary Corp.’s sale of the shares or on the dates seven months after the respective closing dates.  If Primary Corp. elects not to sell the shares at these times, Messrs. Roy and Kent are relieved of the indemnity and the pledged shares are returned to them.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.01	Share Purchase Agreement dated September 2, 2008 between Allan Kent, Jean Paul Roy and Primary Corp.
Exhibit 10.02	Securities Pledge Agreement dated September 2, 2008 between Allan Kent, Jean Paul Roy and Primary Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    September 9, 2008

/s/ Jean Paul Roy
Jean Paul Roy